# Jean-Michel Basquiat

## ALMOST SOLD OUT



Untitled (Cave Painting), 1982

**14.1%**
Similar Sales Growth
(1988-2024)[1]

**31.6%**
Record Price Growth
(1984-2024)[2]

99% PROGRESS

INVEST NOW

# A Top Appraised Artist

Tens of thousands of investors have seen the internal valuation of the Basquiat works they've invested in go up last quarter (sometimes by millions of dollars!)



**Important Disclosures**

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Masterworks internally appraises artworks that are held by entities administered by Masterworks Administrative Services on an ongoing basis, and obtains an independent review of appraisals by a third-party appraiser on an quarterly basis. The objective of an appraisal is to determine the Fair Market Value ("FMV") of the subject artwork, which is equal to the price property would sell for on the open market between a willing buyer and a willing seller, with neither being required to act, and both having reasonable knowledge of the relevant facts, consistent with the standards set forth in IRS Publication 561. The FMVs determined by Masterworks' appraisals are only valid as of the effective date of such appraisals and do not reflect any sales of objects conducted after the effective date. The art market typically does not move in a linear fashion and a single unexpected auction result can have a significant impact on values. FMV includes expected buyer's premium and estimated transaction commissions. FMV is measured principally by the Sales Comparison Approach, a relative value comparison basis on sales transactions involving similar objects. Appraisals are prepared in accordance with the 2024-2025 Uniform Standards of Professional Appraisal Practice developed by the Appraisal Standards Board of the Appraisal Foundation, although it is noted that there are potential conflicts of interest given that some or all individual members of the appraisal committee are employees of Masterworks and Masterworks retains an ownership interest in the subject artworks as well as ownership of the Masterworks Platform.

'Progress' reflects the percentage of the total offering for which investors have initiated a subscription on the website's buyflow. This includes subscriptions that have closed for which shares have been issued, subscriptions that have been funded, but are not yet closed, subscriptions that been signed (i.e. reserved), but not yet funded and subscriptions that have been initiated whereby a person has entered the number of shares and amount they wish to purchase, but has not yet completed the subscription. Since some of these potential investors will ultimately not complete the purchase, the progress percentage always reflects the higher end of the range of subscriptions received at any given point in time.

Previous Masterworks Offerings featured artworks by Jean-Michel Basquiat are not included in set of similar sales to the current live Offering which comprise paintings by Jean-Michel Basquiat with the following criteria: Works on canvas created between 1981 and 1983 with Xerox paper collage that measure between 40 inches by 40 inches and 80 inches by 80 inches, excluding works with visible wooden support, collaborations with elaborate full figures or heads, works with sparse compositions, works with extensive text, multi canvas works and Untitled (1981) from the July 12, 2022 sale for an untrusted sale result.

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